Exhibit 99.1

e.l.f. Beauty Confirms Receipt of Notice of Marathon Partners’ Nomination of Director Candidates

No Stockholder Action Required at this Time

OAKLAND, Calif., May 28, 2020 - e.l.f. Beauty (NYSE: ELF) today confirmed that Marathon Partners Equity Management has submitted to the Company a notice of nomination of three candidates to stand for election to the Company’s Board of Directors at the Company’s 2020 Annual Meeting of Stockholders.

The Company issued the following statement:

e.l.f. Beauty welcomes open communications with stockholders and appreciates input that advances our goal of enhancing value. We engage regularly with our stockholders and to that end note that members of our Board and senior management team have held numerous discussions and exchanged correspondences with Marathon Partners over the past two years. As a matter of practice, however, we do not comment on discussions with individual stockholders.

Continued Execution on Strategic Imperatives is Delivering Results

Our Board is focused on enhancing stockholder value and regularly reviews our business and strategy to ensure that we are best positioned to achieve this goal. We have been aggressively executing our five strategic imperatives to drive demand in the brand, step up our digital efforts, deliver first to mass innovation, enhance retailer productivity and generate cost savings to fuel brand investments. Through the successful execution of these imperatives, we have delivered five consecutive quarters of year on year net sales growth and recharged the e.l.f. brand. Since January 1, 2019, the Company has delivered total shareholder return (“TSR”) of nearly 100% - roughly four times the TSR of the S&P 500 over the same time period.

Continued execution on our five strategic imperatives has led to strong performance. In fiscal 2020, e.l.f. Beauty:

•	Delivered $283 million of net sales, an 11% increase year-over-year, excluding the contribution from the Company’s retail stores.

•	Successfully navigated tariffs to deliver a 300-basis point increase, year-over-year, in gross margin.

•	Grew market share in U.S. color cosmetics, with 4.8% of the market, up 50 basis points.

We also see opportunity for significant value creation through strategic extensions that can leverage our existing strengths, as well as offer compelling brands and products to our consumers. In February 2020, we announced the acquisition of W3LL PEOPLE, capitalizing on the clean beauty movement. Additionally, we are developing a new brand, which we believe will enhance our overall brand portfolio. We are confident that we are taking the right steps for future growth and to take advantage of the significant opportunity we believe is available for the Company and its stakeholders.

e.l.f. Beauty Has a Strong, Independent Board

There are eight directors on our Board, seven of whom are independent in accordance with NYSE and SEC listing requirements. All members of our Board are seasoned leaders who are actively engaged in overseeing the strategic direction of the Company and committed to acting in the best interests of the Company and its stockholders.

Our Board recognizes the importance of having the right mix of skills, expertise and experience, and is committed to continuously reviewing its capabilities, structure and ongoing refreshment on behalf of our stockholders. To that end, since 2016, our Board has appointed five new independent directors. Additionally, our Board appointed Beth Pritchard as our lead independent director to enhance our Board’s independent oversight. In keeping with the Company’s strong values, our Board is also focused on maintaining a diverse composition, with 67% of our directors being women. The Company is one of only 10 public companies (out of 4,800 in total) to achieve this status.

Our Board and management remain focused on executing on our strategy, which is producing results, and believes a costly and distracting proxy contest is not in the best interest of our stockholders, especially in the midst of the COVID-19 pandemic. We continue to believe there is significant opportunity ahead for the Company, and we will continue to take the actions necessary to create value for all of our stockholders.

Stockholders are not required to take any action at this time. The Company’s Board of Directors will present its recommendation with respect to the election of directors in the Company’s definitive proxy statement, which will be filed with the Securities and Exchange Commission and made available to all stockholders eligible to vote at the Company’s 2020 Annual Meeting of Stockholders, which is scheduled for August 27, 2020.

About e.l.f. Beauty

e.l.f. Beauty stands with every eye, lip, face and paw. This deep commitment to inclusive, accessible, cruelty-free beauty has fueled the success of our namesake e.l.f. Cosmetics brand since 2004. With the acquisition of clean-beauty brand W3LL People in February 2020, we continue to expand our portfolio with strategic extensions that support our purpose and values. Our family of brands is available online, and across leading beauty, mass-market, and natural specialty retailers.

Learn more by visiting investor.elfcosmetics.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws, including those statements relating to the Company's future growth and prospects. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, actual results and the timing of selected events may differ materially from those expectations. Factors that could cause actual results to differ materially from those in the forward-looking statements include, among other things, the risks and uncertainties that are described in the Company's most recent Annual Report on Form 10-K, as updated from time to time in the Company's SEC filings, as well as the Company’s ability to effectively compete with other beauty companies; the Company’s ability to successfully introduce new products; the Company’s ability to attract new retail customers and/or expand business with its existing retail customers; the Company’s ability to optimize shelf space at its key retail customers; the loss of any of the Company’s key retail customers or if the general business performance of its key retail customers declines; and the Company’s ability to effectively manage its expenses. Potential investors are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date hereof. Except as required by law, the Company assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Important Additional Information

e.l.f. Beauty intends to file a proxy statement with the Securities and Exchange Commission (the “SEC”) in connection with the solicitation of proxies for the Company’s 2020 Annual Meeting (the “Proxy Statement”). e.l.f. Beauty, its directors and certain of its executive officers will be participants in the solicitation of proxies from stockholders in respect of the 2020 Annual Meeting. Information regarding the names of the Company’s directors and executive officers and their respective interests in the Company by security holdings or otherwise is set forth in the Annual Report on Form 10-K of the Company for the fiscal year ended March 31, 2020, filed with the SEC on May 28, 2020, and the Company’s proxy statement for the 2019 Annual Meeting, filed with the SEC on April 10, 2019. To the extent holdings of such participants in the Company’s securities are not reported, or have changed since the amounts described, in the 2019 proxy statement, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC. Details concerning the nominees of the Company’s Board of Directors for election at the 2020 Annual Meeting will be included in the Proxy Statement. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND STOCKHOLDERS OF THE COMPANY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH OR FURNISHED TO THE SEC, INCLUDING THE COMPANY’S DEFINITIVE PROXY STATEMENT AND ANY SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders will be able to obtain a copy of the definitive proxy statement and other documents filed by the Company free of charge from the SEC’s website, www.sec.gov. The Company’s stockholders will also be able to obtain, without charge, a copy of the definitive Proxy Statement and other relevant filed documents by directing a request by mail to e.l.f. Beauty, Corporate Secretary’s Office, 570 10th Street, Oakland, California 94607 or from the Company’s website at investor.elfcosmetics.com.

Note Regarding Non-GAAP Financial Measures

This press release includes references to the non-GAAP measure year over year percentage increase in net sales (excluding the contribution of e.l.f. retail stores). The Company presents this non-GAAP measure because its management uses it as a supplemental measure in assessing its operating performance, and believes it is helpful to investors, securities analysts and other interested parties in evaluating the Company’s performance. The non-GAAP measures included in this press release are not measurements of financial performance under GAAP and they should not be considered as alternatives to measures of performance derived in accordance with GAAP. In addition, these non-GAAP measures should not be construed as an inference that the Company’s future results will be unaffected by unusual or non-recurring items. These non-GAAP measures have limitations as analytical tools, and you should not consider such measures either in isolation or as substitutes for analyzing the Company’s results as reported under GAAP. The Company’s definitions and calculations of these non-GAAP measures are not necessarily comparable to other similarly titled measures used by other companies due to different methods of calculation.

Please see the table below for a quantitative reconciliation of net sales, excluding the contribution of e.l.f. retail stores, for the 12 months ended March 31, 2019 (“Fiscal 2019”) to the corresponding net sales GAAP measure for Fiscal 2019.

Reconciliation of GAAP net sales for Fiscal 2019 to non-GAAP net sales for Fiscal 2019, excluding the contribution of e.l.f. retail stores (unaudited)
(in thousands)

Fiscal 2019 Net Sales	Fiscal 2019 e.l.f. retail stores Net Sales	Fiscal 2019 (excluding e.l.f. retail stores) Net Sales
$267,656	$12,001	$255,655

Contacts

Investors:
Mandy Fields, e.l.f. Beauty
(510) 210-8657

Media:
Brittany Fraser, ICR, Inc.
(203) 682-8200
or
Ed Trissel / Viveca Tress / Lucas Pers
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449